Writer's Direct Dial: +44 (0) 207 614-2237

E-Mail: ssperber@cgsh.com

April 21, 2009

BY EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

United States

Re:	GlaxoSmithKline plc Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008 (File No. 1-15170)

Dear Mr. Riedler:

By letter dated April 1, 2009, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided a comment on the Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-15170) (the “2008 Annual Report”) filed by GlaxoSmithKline plc (the “Company”) with the Commission on March 4, 2009. This letter contains the Company’s response to the Staff’s comment.

For convenience, we have reproduced the Staff’s comment and provided a response immediately below it.

Exhibits, page 212

1.	We note that you acquired Reliant Pharmaceuticals, Inc. in December 2007 for £814

Mr. Jeffrey P. Riedler, p. 2

million pounds, but it does not appear that the acquisition agreement has been filed as an exhibit to your public reports. Please file this agreement as an exhibit to your Form 20-F or provide us with an analysis supporting your determination that this agreement is not a material contract. Please refer to paragraph 4(a) of the Instructions as to Exhibits on Form 20-F.

In 2007, the Company considered in connection with the preparation of its Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No.1-15170) (the “2007 Annual Report”) whether it was necessary to file the Agreement and Plan of Merger dated as of November 20, 2007 (the “Agreement”) pursuant to which the Company agreed to acquire Reliant Pharmaceuticals, Inc. (“Reliant”) as an exhibit to its 2007 Annual Report. The Company concluded that filing the Agreement was not required. The Company engages in numerous acquisitions, licensing arrangements and other corporate transactions that constitute part of its overall strategy to complement its internal pipeline of potential new medicines. This strategy is common to many businesses operating in the pharmaceutical industry. Accordingly, the Company believes that the Reliant acquisition fits under the ordinary course of business contracts exception discussed in paragraph 4(b) of the Instructions as to Exhibits on Form 20-F (the “Instructions”). The ordinary course contracts exception would be inapplicable, however, where the contract in question is “for the acquisition or sale of any property, plant or equipment if the consideration exceeds 15%” of a company’s consolidated fixed assets. The Agreement is well below that threshold. The £814 million purchase price for Reliant represented approximately 6% of the Company’s consolidated fixed assets (calculated as the total of property, plant and equipment, goodwill and intangible assets) as of December 31, 2007 (the year of acquisition) and 5% as of December 31, 2008.

In conclusion, while the Company viewed Reliant as an important, disclosable element of its business strategy, it does not believe the Agreement was required under the Instructions to be filed with either of its 2007 or 2008 Annual Reports.

*                               *                               *

In addition to the foregoing comment, the Staff’s comment letter sought a statement regarding the following matters from the Company. Accordingly, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey P. Riedler, p. 3

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237, my colleague Gerald Neugebauer at +44 207 614 2303 or my colleague Aimée Schultz at +44 207 614 2375.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Ms. Nandini Acharya, Securities and Exchange Commission
Mr. Daniel Greenspan, Securities and Exchange Commission
Mr. Simon Bicknell, GlaxoSmithKline plc
Mr. Gerald Neugebauer, Cleary Gottlieb Steen & Hamilton LLP
Ms. Aimée Schultz, Cleary Gottlieb Steen & Hamilton LLP